Your Best Days, Inc.



ANNUAL REPORT

4288 Youngfield St.

Wheat Ridge, CO 80033

(111) 111-1111

http://www.onusiv.com

This Annual Report is dated April 28, 2025.

BUSINESS

Overview

Onus IV Hydration is a growing IV therapy and wellness franchise with a unique focus on fitness recovery and proactive health. Offering IV Hydration Vitamin Therapy under the guidance of an ER physician, Onus helps individuals recover faster and maintain their wellness. The company's approach combines medical-grade hydration treatments with a mission of personal responsibility and self-care, encouraging clients to make positive, healthy choices. In 2023, Onus launched its franchise platform, and with partnerships like Fransmart, the company aims to expand rapidly beyond Colorado. Currently operating six stores, Onus expects to grow to 100 franchises by the end of the year.

Corporate History

The issuer, Your Best Days, Inc., is a holding corporation that fully owns two subsidiary LLCs:

1. Onus IV Hydration LLC – This entity is the original company that founded and operates the Onus IV locations and businesses. Additionally, it owns all "Onus" intellectual property (IP).

2. Sherpa Wellness Ventures LLC – This entity was recently established to serve as the franchisor for the Onus IV franchise system. A license agreement is in place allowing Sherpa Wellness Ventures LLC to use the IP owned by Onus IV Hydration LLC for franchise operations.

The ownership structure of Your Best Days, Inc. initially mirrors the ownership of the two LLC subsidiaries, ensuring a seamless transition to the holding corporation. Future investments into Your Best Days, Inc. will allow funds to be allocated to either subsidiary, with returns consolidated under the holding corporation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,000,000

Use of proceeds: Founders Stock

Date: October 15, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Fiscal Years 2023 and 2024

Revenue

In fiscal year 2024, total revenue reached $2,907,710, representing a slight increase from $2,840,002 in fiscal year 2023. This modest growth reflects the continued expansion of our service and product offerings. However, the increase was marginal, influenced by prevailing economic conditions and evolving market demand.

Cost of Sales

Cost of Sales rose slightly from $624,722 in 2023 to $625,342 in 2024, a 1% increase. This change was primarily driven by rising costs in essential supplies.

Gross Margins

Gross margins improved from $2,215,280 in 2023 to $2,282,368 in 2024. This increase can be attributed to effective cost management of goods sold and enhanced revenue performance, despite rising operating expenses in other areas.

Expenses

Operating expenses decreased from $2,588,132 in 2023 to $2,443,031 in 2024. This reduction reflects our strategic focus on cost control and efficiency, particularly in administrative expenditures.

Historical results and cash flows:

We are currently in the growth stage and are a revenue-generating company. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our focus on expansion and new service offerings. Past cash was primarily generated through sales of IV therapy services and franchise fees. Our goal is to drive increased cash flow by expanding our franchise model and introducing new health and wellness products. We believe that the company's historical cash flows do not fully represent the future potential, as ongoing expansions and market penetration strategies are expected to lead to higher revenues and profitability in the coming years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $31,049.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Rhonda Zimmerman

Amount Owed: $285,000.00

Interest Rate: 4.3%

Creditor: SBA Loan

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: July 15, 2050

Creditor: Toyota Rav4

Amount Owed: $29,000.00

Interest Rate: 0.0%

Maturity Date: December 13, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kristy Anne Anderson

Kristy Anne Anderson's current primary role is with Takeda Pharmaceuticals. Kristy Anne Anderson currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Co-Founder

Dates of Service: December, 2014 - Present

Responsibilities: Handles business strategy, and human resources and makes operational decisions. Kirsty does not currently receive a salary, however, is the principal security holder of the company. Please refer to the Risk Factors section of the Form C for more information.

Other business experience in the past three years:

Employer: Takeda Pharmaceuticals

Title: Oncology Territory Manager

Dates of Service: April, 2024 - Present

Responsibilities: I am an oncology pharmaceutical sales representative

Other business experience in the past three years:

Employer: Brisol Myers Squibb

Title: Community Product Specialist

Dates of Service: October, 2018 - January, 2023

Responsibilities: I was an oncology sales representative.

Name: Charles "Chaz" Alexander Faulhaber

Charles "Chaz" Alexander Faulhaber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer, Principal Financial Officer & Director

Dates of Service: December, 2014 - Present

Responsibilities: As chief marketing officer, Chaz oversees messaging, branding, and all marketing-related duties. Annual Salary: $115,200 and Chaz is a principal security holder.

Other business experience in the past three years:

Employer: Big Kitty Creative

Title: Founder

Dates of Service: April, 2021 - Present

Responsibilities: Big Kitty is a side project for Chaz to keep his creativity fluid & alive. Chaz will occasionally design logos, shoot videos and use drone photography for friends & local businesses in need of help with their marketing efforts. It is not my main source of income and often works on trade.

Name: Benjamin Wilks MD

Benjamin Wilks MD's current primary role is with Sycamore Physicians . Benjamin Wilks MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Medical Director

Dates of Service: September, 2014 - Present

Responsibilities: Oversee all aspects of medical, safety, liability, ordering, treatment menus, and protocols. Salary: $41,349.24 and Benjamin is a principal security holder.

Other business experience in the past three years:

Employer: Sycamore Physicians

Title: MD

Dates of Service: January, 2021 - Present

Responsibilities: Emergency Physician at multiple ERs around the US

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Shares

Stockholder Name: Kristy Anderson

Amount and nature of Beneficial ownership: 2,072,000

Percent of class: 25.9

Title of class: Class A Shares

Stockholder Name: Charles "Chaz" Alexander Faulhaber

Amount and nature of Beneficial ownership: 2,072,000

Percent of class: 25.9

Title of class: Class A Shares

Stockholder Name: Benjamin Wilks, M.D.

Amount and nature of Beneficial ownership: 2,116,000

Percent of class: 26.45

RELATED PARTY TRANSACTIONS

Name of Entity: Rhonda Zimmerman

Relationship to Company: Shareholder/Investor

Nature / amount of interest in the transaction: Rhonda Zimmerman, a member of Onus IV LLC, loaned the Company

$285,000 in 2023

Material Terms: The loan has a 4.3% interest rate

OUR SECURITIES

The company has authorized Class A Shares, and Class B Non-Voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Non-Voting Shares.

Class A Shares

The amount of security authorized is 8,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Shares.

Class B Non-Voting Shares

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Shares.

Material Rights

There are no material rights associated with Class B Non-Voting Shares.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. CEO's Lack of Salary and Full-Time Commitment to the Company May Impact Operations Our Chief Executive Officer, Kristy Anderson, is a co-founder and principal security holder of Onus IV but does not currently receive a salary for her role as CEO. Instead, she has chosen to allocate company resources toward business growth. Additionally, she does not work full-time for Onus IV, as she maintains a separate full-time job as an

Oncology Territory Manager for Takeda Oncology, where she works 40 hours per week. She dedicates approximately 20-25 hours per week to Onus IV. While this arrangement helps preserve company capital, it also presents certain risks. Because the CEO splits her time between Onus IV and her full-time position at Takeda Oncology, her ability to fully dedicate efforts to the company is limited. Additionally, there is no guarantee that she will continue to forego a salary indefinitely. In the future, the company may need to provide compensation to retain its leadership, which could impact financial resources. If Kristy Anderson's time commitment to the company decreases due to her other professional obligations, or if she later requires compensation that the company is unable to provide, it could negatively affect the company's operations, strategic direction, and investor value. Investors should carefully consider these factors when evaluating this investment opportunity.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

Your Best Days, Inc.

By   /s/ *Kristy Anderson*

      Name: Your Best Days, Inc.

      Title: CEO, Director, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS



Onus IV Hydration LLC
(the "Company")
a Colorado Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Onus IV Hydration LLC Management

We have reviewed the accompanying financial statements of Onus IV Hydration LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 31, 2025

ONUS IV HYDRATION LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	31,049	101,774
Inventory	-	14,301
Other Current Assets	1,500	-
Total Current Assets	**32,549**	**116,075**
Non-Current Assets:		
Intangible Assets - net	-	13,767
Fixed Assets - net	314,842	422,847
Right-of-Use Assets	425,993	738,319
Security Deposits	53,371	53,371
Total Non-Current Assets	**794,206**	**1,228,304**
TOTAL ASSETS	**826,755**	**1,344,379**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable and Accruals	133,528	113,828
Shareholder Loan- Current	24,000	24,000
Notes Payable - Current	41,642	7,658
Payroll Tax Payable	8,649	12,453
Short Term Lease Liability	228,128	320,334
Deferred Revenue	40,000	40,000
Other Current Liabilities	19,800	20,791
Total Current Liabilities	**495,747**	**539,064**
Non-Current Liabilities:		
Shareholder Loan- Non Current	268,941	261,000
Notes Payable - Non Current	150,000	167,717
Long Term Lease Liability	218,754	449,598
Total Non-Current Liabilities	**637,695**	**878,315**
TOTAL LIABILITIES	**1,133,442**	**1,417,379**
MEMBERS' EQUITY		
Members' Capital	-	-
Accumulated Deficit	(306,687)	(73,001)
TOTAL MEMBERS' EQUITY	**(306,687)**	**(73,001)**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**826,755**	**1,344,379**

See Accompanying Notes to these Unaudited Financial Statements

ONUS IV HYDRATION LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenue	2,907,710	2,840,002
Cost of Goods Sold	625,342	624,722
Gross Profit	**2,282,368**	**2,215,280**
Operating Expenses		
Advertising and Marketing	203,777	223,240
Vehicle Expenses	13,502	18,466
Payroll Expenses	1,461,074	1,492,551
Professional Fees	43,556	93,689
Operating Lease Expense	325,883	350,614
Repair and Maintenance	11,250	8,740
Insurance Expenses	22,115	7,422
General and Administrative	307,706	295,236
Total Operating Expenses	**2,388,863**	**2,489,958**
Total Loss from Operations	**(106,495)**	**(274,678)**
Other Expenses (Income)		
Amortization Expense	13,767	19,351
Depreciation Expense	57,866	65,977
Interest Expense	54,646	11,237
Other Expense	12,222	1,620
Other Income	(367)	(11)
Total Other (Income) Expense	**138,134**	**98,174**
Losses Before Income Taxes	**(244,629)**	**(372,852)**
Tax Expense	-	-
Net Loss	**(244,629)**	**(372,852)**

See Accompanying Notes to these Unaudited Financial Statements

ONUS IV HYDRATION LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	
	Units	$ Amount	Deficit	Total Members' Equity
Beginning balance at 1/1/23	-	**290,459**	**12,186**	**302,645**
Contribution	-	-	-	-
Distribution	-	(290,459)	-	(290,459)
Prior Period Adjustment	-	-	287,665	287,665
Net Loss	-	-	(372,852)	(372,852)
Ending balance at 12/31/23	**-**	**-**	**(73,001)**	**(73,001)**
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	10,943	10,943
Net loss	-	-	(244,629)	(244,629)
Ending balance at 12/31/24	**-**	**-**	**(306,687)**	**(306,687)**

See Accompanying Notes to these Unaudited Financial Statements

ONUS IV HYDRATION LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(244,629)	(372,852)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization Expense	13,767	19,351
Depreciation Expense	57,866	65,977
Prior Period Adjustments	10,943	287,665
Decrease (Increase) in:		
Inventory	14,301	(14,301)
Other Current Assets	(1,500)	-
Security Deposits	-	(18,082)
Increase (Decrease) in:		
Accounts Payable and Accruals	19,700	73,276
Payroll Tax Payable	(3,804)	7,119
Other Current Liabilities	(991)	20,791
Deferred Revenue	-	40,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations	110,282	481,796
Net Cash provided by (used in) Operating Activities	(134,347)	108,944
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	50,139	(231,568)
Right-of-Use Assets	312,326	44,433
Lease Liability	(323,050)	(41,592)
Net Cash used in Investing Activity	39,415	(228,727)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans	41,925	285,000
Payments of Loans	(17,717)	(6,381)
Distribution to members	-	(290,459)
Net Cash provided by (used in) Financing Activities	24,208	(11,840)
Cash at the beginning of the period	101,774	233,397
Net cash decrease for the period	(70,724)	(131,623)
Cash at end of period	31,049	101,774

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Onus IV Hydration LLC ("the Company") was formed in Denver, Colorado on December 30, 2014. The Company takes a proactive approach to health and wellness by offering vitamin infusions and IV fluids to help their clients stay on top of their health and eliminate the need for a trip to an urgent care. The Company's headquarters is in Denver, Colorado and the Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $31,049 and $101,774 in cash as of December 31, 2024 and 2023, respectively.   There are no cash equivalents in both years.

<u>Inventory</u>

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and 2023 consisted of finished goods of nil and $14,301, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Vehicles	5	2,756	36,756
Furniture and Fixtures	7	56,682	52,537
Leasehold Improvements	15	746,528	766,812
Accumulated Depreciation		(491,125)	(433,259)
Net Fixed Assets		**314,842**	**422,847**

Intangible Asset

The Company capitalizes startup/organizational and website costs. As of December 31, 2024, startup/organization costs were fully amortized, therefore, not resulting in material adjustments that would have otherwise been required to expense the costs in the actual years incurred. With regard to its capitalized website development costs, the company amortizes the costs over a three year period.

	Useful Life in Years	2024	2023
Intangible Assets	3	66,467	66,467
Accumulated Amortization		(66,467)	(52,700)
Net Intangible Assets		**-**	**13,767**

Impairment of Non-Financial Assets

The Company reviews the carrying value of property and equipment and intangibles for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling vitamins and providing nutrient therapy services to clients for proactive wellness. The Company's payments are generally collected at time of sale or initiation of services. The Company's primary performance obligation is to deliver the products to customers and provide the service for members over the subscription period and recognize revenue as performance obligations are satisfied. The

Company deferred revenue of $40,000 as of December 31, 2024 and 2023 for membership sales with remaining performance obligations. The membership sales income stream was only introduced in 2023.

<u>Advertising and Marketing</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of utilities, office expenses, insurance and other miscellaneous expenses necessary in running the business and are expensed as costs are incurred.

<u>Payroll Expenses</u>

Payroll expenses consist of payroll wages and holiday pay, taxes, company contribution, contract labor and other payroll expenses and are expensed as costs are incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Rhonda Zimmerman, a member, loaned the Company $285,000 in 2023. See Note 5 for additional information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for leases as mentioned below:

Lessor	Start Date	End Date	Term	Discount %	Classification
Radiant	01/01/2022	08/31/2025	44	1.63%	Operating Lease
University Park Shopping	02/06/2023	01/31/2028	60	3.63%	Operating Lease
Landmark SPE	01/01/2022	06/30/2027	66	1.63%	Operating Lease
CAL Tejon LLC	01/01/2022	09/30/2025	45	1.63%	Operating Lease
Eastberry Avenue Associates	01/01/2022	04/30/2025	40	1.63%	Operating Lease
Limelight Castle Rock	01/01/2022	10/31/2026	58	1.63%	Operating Lease
Traegar Enterprise LLC	01/01/2022	02/28/2025	38	1.63%	Operating Lease

The discount rate used in determining the right of use asset and lease liability was in reference from the U.S Department of Treasury Daily Treasury Par Yield Curve rate.

Maturity Analysis	Finance	Operating
2025-12	0.00	233,013
2026-12	0.00	137,701
2027-12	0.00	84,435
2028-12	0.00	4,918
2029-12	0.00	0
Thereafter	0.00	0
Total undiscounted cash flows	0.00	460,067
Less: present value discount	0.00	(13,185)
Total lease liabilities	0.00	446,882

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and 2023, the Company had outstanding loans totaling $484,583 and $460,375, respectively. Details of the loans are as follows:

Debt Instrument	Loan Amount	Maturity Date	Interest %	Current	Non-Current
N/P - Rhonda Zimmerman*	292,941	-	4.3%	24,000	268,941
SBA Loan	150,000	07/15/2050	3.75%	-	150,000
BMO - Line of Credit	41,642	-	-	41,642	-
Total				**65,642**	**418,941**

*Related Party- See Note 3.

NOTE 6 – EQUITY

The Company has net members' equity of nil as of December 31, 2024 and 2023. It is owned by multiple members and has the following voting percentage.

Member	Type	Percentage
Kristy Anderson	Class A	25.90%
Charles Faulhaber	Class A	25.90%
Benjamin Wilks	Class A	26.45%
Rhonda Zimmerman	Class A	19.75%
Meghan Price	Class B	1.00%
Kelly Eberly	Class B	1.00%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Kristy Anderson, Principal Executive Officer of Your Best Days, Inc., hereby certify that the financial statements of Your Best Days, Inc. included in this Report are true and complete in all material respects.

Kristy Anderson

CEO, Director, Principal Accounting Officer